UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated April 26, 2010: Paragon Shipping Inc. Announces Entry into Shipbuilding Contracts for Two Kamsarmax and Two Handysize Newbuilding Drybulk Vessels.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3, as amended (Registration No. 333-164370), initially filed with the U.S. Securities and Exchange Commission on January 15, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: April 26, 2010	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

Exhibit 99.1

PARAGON SHIPPING INC. ANNOUNCES ENTRY INTO SHIPBUILDING CONTRACTS FOR

TWO KAMSARMAX AND TWO HANDYSIZE NEWBUILDING DRYBULK VESSELS

ATHENS, Greece, April 26, 2010 - Paragon Shipping Inc. (NYSE: PRGN), or the Company, a global shipping transportation company specializing in drybulk cargoes, announced today that it has entered into shipbuilding contracts with a Chinese shipyard for the construction of two Handysize drybulk vessels, each approximately 37,200 deadweight tons, or dwt, and two Kamsarmax drybulk vessels, each approximately 82,000 dwt, for an aggregate purchase price of approximately $111.5 million. The Company expects to take delivery of the Handysize drybulk vessels in the fourth quarter of 2011 and the Kamsarmax drybulk vessels in the second and third quarters of 2012. Following the delivery of these four vessels, the Company’s fleet will expand to 16 vessels with an aggregate carrying capacity of approximately 1,000,000 dwt. Furthermore, the Company has the option to build an additional two Handysize and two Kamsarmax drybulk vessels with expected deliveries in the third and fourth quarters of 2012, respectively.

Commenting on the acquisition, Michael Bodouroglou, the Company’s Chairman and Chief Executive Officer, stated, “We are pleased to announce the order of these four vessels, which reinforces the Company’s strategic plan for growth. We believe the order will provide our fleet with greater flexibility by expanding the sectors in which we operate to the Handysize and Kamsarmax classes. Furthermore, we believe the newbuildings will be constructed with such specifications and equipment that will provide our charterers with greater operational capabilities.”

Mr. Bodouroglou concluded, “While the newbuildings will grow our fleet by approximately 33%, we will continue to monitor the market for other high-quality secondhand and newbuilding vessels that we believe will provide long-term shareholder value.”

About Paragon Shipping Inc.

Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of 11 vessels with a total carrying capacity of 719,483 dwt. Between June and July of 2010, the Company expects to take delivery of the Dream Seas, a 2009-built Panamax drybulk carrier.

Cautionary Statement Regarding Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:	Investor Relations / Media
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula, Greece Tel: +30 (210) 8914 600	Capital Link, Inc. Paul Lampoutis 230 Park Avenue Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: paragon@capitallink.com